November 26, 2018

Louis J. Resweber
Chief Executive Officer
Gulf West Security Network, Inc.
2618 San Miguel, Suite 203
Newport Beach, CA 92660

       Re: Gulf West Security Network, Inc.
           Current Report on Form 8-K
           Response Dated November 16, 2018
           File No. 000-55805

Dear Mr. Resweber:

       We have reviewed your November 16, 2018 response to our comment letter and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 1, 2018 letter.

Supplemental Correspondence filed November 16, 2018

General

1. We note your response to our prior comment regarding the possible shell status of the company at the time of the reverse merger transaction with LJR Security Services. In this regard we note, among other things, your statement that you continue to pursue the two prior business plans relating to wound care and an online marketplace. We also note that you did not include the financial statements of LJR under Item 9.01 nor did you indicate your intention to file them within the 71-day period provided for by Item 9.01(a)(4) of
      Form 8-K. Please confirm that you will file the audited financial statements and pro forma information required under Item 9(a) and (b) of Form 8-K in the requisite time period.
      You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial
 Louis J. Resweber
Gulf West Security Network, Inc.
November 26, 2018
Page 2

statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-
3436 or Paul Fischer, Attorney Advisor, at (202) 551-3415 with any other questions.



                                                          Sincerely,
FirstName LastNameLouis J. Resweber
                                                          Division of
Corporation Finance
Comapany NameGulf West Security Network, Inc.
                                                          Office of
Telecommunications
November 26, 2018 Page 2
cc:       John D. Thomas
FirstName LastName